Calumet Specialty Products Partners, L.P.
2780 Waterfront Pkwy E. Drive, Suite 200
Indianapolis, Indiana 46214
December 20, 2005
Via EDGAR and Overnight Mail
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F St. NE
Washington, DC 20549

Re:	Calumet Specialty Products Partners, L.P. Amendment No. 1 to Registration Statement on Form S-1 Filed November 16, 2005 File No. 333-128880
Dear Mr. Schwall:
     On December 13, 2005, Calumet Specialty Products Partners, L.P. (the “Partnership”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing (the “Registration Statement”).
     The following responses are for the Staff’s review. For your convenience, we have repeated each comment of the Staff exactly as provided in the Staff’s comment letter. Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) and the preliminary prospectus forming a part thereof (the “prospectus”).

H. Roger Schwall
Securities and Exchange Commission
December 20, 2005
Form S-1
Prospectus Cover Page
1.	We reissue prior comment 10 and ask that you remove the amount of the minimum quarterly distribution.

Response: The Partnership has revised the cover page of the prospectus in response to the Staff’s comment to delete the amount of the minimum quarterly distribution.
Risk Factors, page 14
2.	Eliminate language that tends to mitigate the risk you discuss. Examples include clauses that begin “although” or “while,” such as the third sentence in the first paragraph under “Our hedging activities...,” the third sentence in the first paragraph under “Our business subjects us to inherent risk...” and the sixth sentence in the last paragraph under “Our refineries face operating hazards...” Instead, focus on the underlying risk and the harm that could result. You may provide other details later in your document.

Response: The Partnership has revised its disclosure in response to the Staff’s comments as requested to eliminate language that tends to mitigate the risks the Partnership discusses. Please see the Partnership’s revisions to pages 16, 19 and 21 of the prospectus.
Our Cash Distribution Policy and Restrictions on Distributions, page 36
Unaudited Pro Forma Cash Available for Distribution, page 41
3.	We note that you have added the term “Available Liquidity” to the table on page 41 and in other parts of the filing. Define that term, explain why you include and clarify how it differs from similar sounding terms such as “Pro forma cash available for distribution” and “Estimated cash available for distribution.” We note that term does not appear in the partnership agreement or glossary.

Response: The Partnership has revised its disclosure in response to the Staff’s comments to include a definition of “Available Liquidity,” and its relevance to the Partnership’s ability to make distributions to unitholders, in a new footnote (o) on page 43 of the prospectus. The Partnership has clarified its reasons for including such term and the fact that it differs from similar sounding terms used elsewhere in the prospectus.

H. Roger Schwall
Securities and Exchange Commission
December 20, 2005
4.	Similarly, you have added a line item on page 41 for “Consolidated leverage ratio.” Footnote (n) neither defines this term nor explains its relevance. It is not defined in the glossary either. Please revise or advise.

Response: The Partnership has revised its disclosure in response to the Staff’s comments to include a definition of “Consolidated Leverage Ratio,” and its relevance to the Partnership’s ability to make distributions to unitholders, in footnote (n) on page 42 of the prospectus. The Partnership has additionally revised its prior disclosure regarding its anticipated credit facilities to include the actual terms of those facilities as they were entered into on December 9, 2005.
5.	Expand footnotes (d) and (e) on page 42 to provide a reasonably detailed discussion of your use of derivative instruments or provide a cross-reference to such discussion in the prospectus.

Response: The Partnership has revised its disclosure in response to the Staff’s comment to include cross references in each of footnotes (d) and (e) to the Partnership’s discussion of its use of derivative instruments described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Derivatives” and “— Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk”. Please see the Partnership’s revisions on page 42 of the prospectus.
Underwriting, page 149
6.	We note your response to prior comment 43 and the language that the representatives propose to include. If accurate, generic references to members of the staff in the Division as a whole may be appropriate, but it appears incorrect to suggest that particular matters were reviewed by or with the Commission. Please revise or advise.

Response: The representatives of the underwriters have indicated to the Partnership that they will revise the language to be included in the communication to potential syndicate members to read as follows:

“Online distribution of common units of the Partnership may only be made pursuant to procedures for such distributions previously reviewed by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.”

H. Roger Schwall
Securities and Exchange Commission
December 20, 2005
7.	We note your response to prior comment 44. Please acknowledge the effective date of the Securities Offering Reform and its new treatment of electronic road shows. See Release Nos. 33-8591, 34-52056 and Securities Act Rule 433 for further guidance.

Response: The Partnership acknowledges the December 1, 2005 effective date of the Securities Offering Reform and its new treatment of electronic road shows.
Unaudited Pro Forma Consolidated Statements of Operations, page F-4
8.	We have reviewed your response to comment 48 in our letter dated November 4, 2005. With regard to your response:
(a)	Please tell us whether the EPS allocations in your pro forma statements of operations are consistent with the allocations of income and loss required by your partnership agreement. We refer to you “Allocation of Income, Gain, Loss and Deduction,” which appears on the top of page 139 of your amended Form S-1. In particular, tell us how the allocation of pro forma net loss per unit for the nine months ended September 30, 2005, complies with that paragraph.
Response: The Partnership’s amended and restated agreement of limited partnership provides for the Partnership’s common units to receive minimum quarterly distributions on a cumulative basis. Therefore, for purposes of computing pro forma earnings per unit, the Partnership has treated its common units in a manner similar to cumulative preferred stock. Therefore, for the periods presented, net income available to common units was computed by taking the minimum quarterly distribution for the relevant period. Thus, the Partnership believes its computation of earnings per unit is consistent with its amended and restated agreement of limited partnership.
(b)	Please expand Note 3 to the pro forma financial statements to more fully describe the allocations of earnings between common and subordinated units and how those allocations relate to the terms of the partnership agreement. Additionally, you state, “...we assumed that the minimum quarterly distribution was made to all unitholders for each quarter during the periods presented...” It appears to us that you assumed that the minimum quarterly distribution was made to all common unitholders, but not to subordinated unitholders.
Response: The Partnership assumed that the minimum quarterly distribution was made to all common unitholders. Accordingly, the Partnership has revised Note 3 to read as follows, “...we assumed that the minimum quarterly distribution was made to all common unitholders for each quarter during the periods presented...”
Supplemental Response to Comment 45 of letter from the Staff dated November 4, 2005
Response: With respect to the Staff’s comment 45 contained in its previous comment letter dated November 4, 2005, the Partnership provides the following supplemental information regarding its directed unit program:
At the Partnership’s request, the underwriters are reserving up to 645,000 common units, representing up to 10% of the common units to be sold in the offering (excluding the underwriters’ over-allotment option to purchase additional common units), for sale at the initial public offering price to directors, officers and employees of the Partnership and its general partner and their affiliates and certain family members through the Partnership’s directed unit program. None of the participants will be venture capital firms. The number of common units available for sale to the general public in the underwritten public offering will be reduced to the extent eligible participants purchase any of these 645,000 reserved common units. Any common units not so purchased will be offered by the underwriters to the general public on the same basis as other common units offered hereby. The purchasers in the directed unit program will be subject to substantially the same 180-day lock-up agreements as the officers and directors of the Partnership’s general partner.
At an assumed public offering price of $22.00, the Partnership would receive approximately $14,190,000 in gross proceeds from the sale of the 645,000 common units reserved for the directed unit program.
Raymond James & Associates, Inc. (“Raymond James”) will administer the directed unit program.
Names of prospective participants in the directed unit program would be submitted by the Partnership to Raymond James prior to the pricing of the offering. No directed unit program materials will be sent to any prospective participants until a preliminary prospectus is available. Raymond James will send the directed unit program materials to potential participants when a preliminary prospectus is available. The materials include general information, a copy of the preliminary prospectus and a client questionnaire that will allow Raymond James to determine which potential participants may be precluded by NASD rules from receiving common units in the directed unit program. Potential participants may send a nonbinding indication of interest to Raymond James.
After the registration statement has been declared effective and the offering has been priced, Raymond James will inform the participants who have indicated interest if any common units have actually been allocated to such participant by the Partnership. The exact number of reserved common units available to each prospective purchaser would generally be determined prior to, but not later than, the time of pricing and would be a function of the number of prospective purchasers who have indicated an interest, the number of common units indicated by the participants, the number of prospective purchasers who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering, which is determined at the time of pricing. Those participants must then confirm with Raymond James their intention to purchase the common units before the common units begin trading in the market after the pricing of the offering. Participants would only become committed to purchase after the offering is priced and a representative of Raymond James offers the common units at a specific price and the purchaser confirms and accepts the offer. A minimum purchase of 100 common units is required. Raymond James will send a copy of the final prospectus and written confirmation to purchasers in the directed unit program. Payment by the purchasers in the directed unit program for the common units will be due within three business days of the offering’s pricing date. The directed unit program does not involve any account funding requirements.
The Partnership is providing you with a courtesy copy of the directed unit program materials, which are attached to this letter as Exhibit A.
The directed unit program does not require any related party transaction disclosure at this time under Item 404 of Regulation S-K.

H. Roger Schwall
Securities and Exchange Commission
December 20, 2005
     Should the Staff have any questions or comments, please contact the undersigned at (317) 328-5660 or David P. Oelman at (713) 758-3708.

Very truly yours, Calumet Specialty Products Partners, L.P.
By	/s/ R. Patrick Murray, II
R. Patrick Murray, II
Chief Financial Officer

cc:	Sandra Eisen (Commission) Kimberly Calder (Commission) Jason Wynn (Commission)

EXHIBIT A

Calumet Specialty Products Partners, L.P.
Dear Colleague:
          Calumet Specialty Products Partners, L.P. (the “Partnership”) has recently filed a registration statement with the Securities and Exchange Commission to offer its common units representing limited partner interests to the public. In connection with this offering, we have set aside a certain number of common units for purchase by directors, officers and employees of the Partnership and its general partner and their affiliates and certain family members through a “Directed Unit Program” administered by Raymond James & Associates (“Raymond James”). The complete details of the offering are contained in the preliminary prospectus dated January ___, 2006, which was filed with the Securities and Exchange Commission.
          The enclosed package includes a copy of the preliminary prospectus as well as a Directed Unit Program packet. If you wish to participate in this program, you must sign, date, and return several forms included in the packet to Raymond James by the specified date.
          Please note that the purchase of common units involves risks which are described under the caption “Risk Factors” in the preliminary prospectus. Please read the preliminary prospectus carefully and discuss it with your financial advisor, if appropriate, prior to making your investment decision.
Very truly yours,

F. William Grube
President, CEO, and Director
A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment to buy.

DIRECTED UNIT PROGRAM
LADIES AND GENTLEMEN
In connection with the recent filing with the Securities and Exchange Commission (“SEC”) of a registration statement related to a proposed offering of 6,450,000 common units representing limited partner interests in Calumet Specialty Products Partners, L.P. (“Calumet” or the “Partnership”), we are sending you a copy of the preliminary prospectus included in the registration statement. We urge you to carefully read the enclosed preliminary prospectus prior to submitting an indication of interest.
The Partnership has instructed the underwriters to reserve up to 645,000 common units for purchase by directors, officers and employees of the Partnership and its general partner and their affiliates and certain family members through a Directed Unit Program (the “Program”). The Partnership has contracted Raymond James & Associates (“Raymond James”) to administer the Program.
The purpose of this package is to allow you to indicate to us if you have an interest in purchasing the Partnership’s common units. Persons who are interested in participating in the Program should be aware that a minimum purchase of 100 common units is required. The indication of interest is not a binding obligation.
After the registration statement has been declared effective and the offering has been priced, we will inform you if any common units have actually been allocated to you by the Partnership. At this point, you will be called and asked to confirm your intention to purchase. In the event that the Raymond James financial advisor is unable to speak with you to confirm your indication to purchase the common units allocated to you, a message will be left referencing the Program and asking that you return the call to receive and confirm your allocation. You must confirm your intention to purchase the units allocated to you, or a lesser amount, before the units begin trading in the market after pricing of the offering. Contact information can be found on the top of page 2 and on Form 5 of this packet (Post Pricing Procedural Information). If you confirm your intention to purchase the units, you will have entered a binding agreement and you must purchase and pay for them. A copy of the final prospectus and a written confirmation will be sent to you. If you do not confirm with Raymond James your intention to purchase the units allocated to you, or a lesser amount, before the units begin trading in the market after pricing of the offering, you will not be obligated nor will you be able to purchase any units.
As indicated on the cover page of the preliminary prospectus, it is currently anticipated that the initial offering price will be between [pricing range] per unit; however, the price range may be changed prior to the offering. It is also currently anticipated that the offering will commence during the week of January ___, 2006, and payment for the units will be due within three business days (settlement date) of such pricing date. However, the commencement date of the offering could also change.
There is no obligation to participate in this Program; however, should you wish to do so, please carefully read the enclosed preliminary prospectus relating to the offering and the attached general information and procedural memorandum.
If you have any questions regarding the offering or the Program, please contact [RJ FA Name] at Raymond James, [RJ FA Phone], or via e-mail to [RJ FA Email].
Very Truly Yours,
RAYMOND JAMES
The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended:
A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
RAYMOND JAMES

General Information
Enclosed are the following documents relating to the Directed Unit Program, all of which must be either mailed to [RJ FA Name] at Raymond James, [RJ FA Address]; or faxed to [RJ FA Fax] so that they are received by no later than [cut-off time for submitting Indication of Interest]. Confirmation of purchase must be made by telephone at [RJ FA Phone], before the common units begin trading in the market after pricing of the offering.
1.	INDICATION OF INTEREST (IOI) FORM: Used to communicate the number of common units you would like to purchase.
2.	NEW ACCOUNT INFORMATION FORM: To participate in the Program you must have a Raymond James account. Completing this form will allow Raymond James to open an account for you.
3.	EQUITY IPO CLIENT CERTIFICATION: If you are a restricted person as set forth by the NASD, these rules might preclude you from receiving common units through the Directed Unit Program. This form will help determine your eligibility, under NASD rules.
4.	FORM OF LOCKUP AGREEMENT: If you receive common units in the offering through the Directed Unit Program, you are subject to a 180-day lockup. This form explains the lockup and must be signed in order to participate.
5.	POST PRICING PROCEDURAL INFORMATION: This is contact information for confirming your purchase and for after market trading.
Who is Eligible to Participate in the Directed Unit Program?
In connection with the Initial Public Offering (“IPO”), the Partnership has the option to direct a certain number of common units to selected directors, officers and employees of the Partnership and its general partner and their affiliates and certain family members. You have been identified as a person who may be able to purchase common units in the IPO.
Only those people designated by the Partnership are eligible to participate in the Program; you may not designate additional people to participate.
If you are a restricted person, as set forth on the New Account Form and the Equity IPO Client Certification Form, NASD rules might preclude you from receiving common units in the Directed Unit Program. Completing this form will help us determine your eligibility.
RAYMOND JAMES

General Information
What Do I Need To Do To Participate in the Program?
If after receiving the preliminary prospectus, you have an interest in purchasing common units in the offering through the Program, you must complete the enclosed forms and mail or fax them to [RJ FA Name] at the contact information on the previous page so that they are received by no later than [cut-off time for submitting Indication of Interest ]. The indication of interest is not a binding obligation.
You must have a Raymond James brokerage account in order to participate in the Program. If you already have a Raymond James account, you must still return forms one, three, and four (mentioned above) to [RJ FA Name] referenced on page two of this document. You will, however, be permitted to purchase the common units through your existing Raymond James account and will not be required to open a new account.
There are no fees to you involved in purchasing common units through the Directed Unit Program, i.e. no account opening fees or buying commission fees. Please discuss your specific information with your Raymond James financial advisor as account management fees may apply, depending on the type of account you open.
How Many Units Can I Purchase?
A minimum purchase of 100 common units is required.
Please be advised that by sending this letter to you, the Partnership is not making any recommendations as to whether or not you should participate in the offering and if you participate, how many units you should elect to purchase.
In particular you should note that an investment in common units involves a high degree of risk and the Directed Unit Program is not designed to capture potential short-term increases in the price of the common units.
Once the common units have opened for trading, the market price of the common units could fluctuate substantially down or up from the initial public offering price. Before deciding whether to elect to purchase any common units, you are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal business and/or financial advisor.
RAYMOND JAMES

General Information
What Will Be The Final Price and When Will It Be Determined?
It is currently anticipated that the initial offering price will be between [pricing range] per unit; however, the price range may be changed prior to the offering.
The common units are expected to be listed on the NASDAQ under the trading symbol “CLMT”. The offering will be priced after the market closes on the day of pricing and the common units are expected to begin to trade the next day.
I’ve Returned the Necessary Forms, What Happens Now?
When the offering is priced, the Partnership will determine the final allocation of common units among each person who indicated interest in participating in the Program. At this point, you will be called and asked to confirm your intention to purchase. In the event that the Raymond James financial advisor is unable to speak with you to confirm your indication to purchase the common units allocated to you, a message will be left referencing the Directed Unit Program and asking that you return the call to receive and confirm your allocation. You must confirm your intention to purchase the common units allocated to you, or a lesser amount, before the common units begin trading in the market after pricing of the offering. Contact information can be found on the top of page 2 and on Form 5 of this packet (Post Pricing Procedural Information). If you confirm your intention to purchase the common units, you will have entered a binding agreement and you must purchase and pay for them. A copy of the final prospectus and a written confirmation will be sent to you. If you do not confirm with Raymond James your intention to purchase the common units allocated to you, or a lesser amount, before the common units begin trading in the market after pricing of the offering you will not be obligated nor will you be able to purchase any common units.
RAYMOND JAMES

General Information
How and When Do I Pay For My Units?
All common units purchased through the Directed Unit Program will be purchased at the initial public offering price. The price per unit does not provide participants with any discount from the initial public offering price.
Full payment of the purchase price for your common units (number of common units multiplied by the offering price) must be received by Raymond James by the settlement date, which will be three days after the pricing date. Please do not send money to Raymond James unless and until you confirm to Raymond James your intention to purchase the common units allocated to you or a lesser amount.
Checks must be made payable to Raymond James. Write your Raymond James account number on the face of your check. U.S. Federal Fund wires will also be accepted. Your Raymond James representative will work with you on completing this request. Third party checks (checks drawn by a payor other than the account name) cannot be accepted. Please mail checks directly to Raymond James, Attention: [RJ FA Name], to the address listed on form 5, even if you already have an existing Raymond James account.
If your payment is not received by settlement date, the common units allotted for purchase by you, at the discretion of Raymond James, may be made available for purchase by the general public, or reallocated to other Directed Unit Program participants.
RAYMOND JAMES

1. Indication Of Interest
I am interested in purchasing                      common units (the “Units”) (minimum 100) of Calumet Specialty Products Partners, L.P. (“Calumet”), at the initial public offering price and would like such number of Units to be reserved for me.
If you have an existing account with Raymond James, please state the account number and the name of your financial advisor (FA) in the spaces provided below:
Acct #:                                          Name of FA:
I acknowledge, certify and agree that:
I have received a copy of the preliminary prospectus for Calumet.
I am not assured of obtaining any or all of the number of Units requested hereby, and I will be notified of the number of Units available for purchase by me.
I will purchase the Units requested for my own personal account (or a joint account with a member of my immediate family) and not on behalf of any other person.
This indication of interest involves no obligation or commitment of any kind, and by completing this form, I am not binding myself to purchase any Units. I understand that the purpose of this form is to provide some indication of how many Units may be requested by directors, officers and employees of Calumet and its general partner and their affiliates and certain family members and that I will be notified, after effectiveness and pricing, of the number of Units which are available for purchase by me. I am also aware that full payment, in United States dollars, for the purchase price of the Units allotted to me, will be required within three business days after the pricing of the offering.
No Units can be sold, no offer to buy any of the Units can be accepted and no part of the purchase price can be accepted by Raymond James & Associates (“Raymond James”) until the registration statement covering the proposed offering (the “Registration Statement”) has been declared effective by the United States Securities and Exchange Commission. An indication of interest is not a binding commitment and my indication may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to my confirmation of my intention to purchase Units given after the effective date of the Registration Statement.
I understand that after the Registration Statement covering the proposed offering becomes effective, copies of the prospectus in final form (the “Final Prospectus”) will be available. The Final Prospectus will contain the price and other information which cannot be determined at this time.
I understand that an arrangement has been made with Raymond James to act as the administrative agent for the Directed Unit Program, and that when a registration statement of the proposed offering becomes effective, I will be contacted by a Raymond James representative to arrange for the purchase of the number of Units requested by me or such lesser number of Units as may be allocated to me.
I am aware that I may receive Units because of my relationship with the Partnership. My purchase of the Units has not been recommended to me by Raymond James, and, because of the circumstances of this transaction, Raymond James has not had the opportunity to determine if this purchase is suitable for me. I understand that a Raymond James representative is available to review my portfolio and meet with me to discuss the appropriateness of this investment. If I want this service, I will request it below.
Print Name
Signature
Date                     /                    /
☐ Please contact me to discuss this investment and my portfolio.
RAYMOND JAMES

DRAFT 12/08/05
Lock-Up Agreement
[____], 2006
Goldman, Sachs & Co.
85 Broad Street
New York, NY 10004
     Re: Calumet Specialty Products Partners, L.P.- Lock-Up Agreement
Ladies and Gentlemen:
     The undersigned understands that you, as representative, propose to enter into an Underwriting Agreement on behalf of the several Underwriters named in Schedule I to such agreement (collectively, the “Underwriters”), with Calumet Specialty Products Partners, L.P., a Delaware limited partnership (the “Partnership”), providing for a public offering of common units representing limited partner interests in the Partnership (“Common Units”) pursuant to a Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”).
     In consideration of the agreement by the Underwriters to offer and sell the Common Units pursuant to the Underwriting Agreement, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Common Units, or any options or warrants to purchase Common Units, or any securities convertible into, exchangeable for or that represent the right to receive Common Units, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively the “Undersigned’s Common Units”). The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Common Units even if such Common Units would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Common Units or with respect to any security that includes, relates to, or derives any significant part of its value from such Common Units.
     The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue for 180 days after the public offering date set forth on the final prospectus used to sell the Common Units (the “Public Offering Date”) pursuant to the Underwriting Agreement; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Partnership releases earnings results or announces material news or a material event or (2) prior to the expiration of the initial Lock-Up Period, the Partnership announces that it will release earnings results during the 15-day period following the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless Goldman, Sachs & Co. waives, in writing, such extension.
     The undersigned hereby acknowledges that the Partnership has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the Lock-Up Period pursuant to the previous paragraph to the undersigned (in accordance with Section 13 of the Underwriting Agreement) and agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned hereby further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Partnership and will not consummate such transaction or take any such action unless it has received written confirmation from the Partnership that the LockUp Period (as such may have been extended pursuant to the previous paragraph) has expired.”
     Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Common Units (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (iii) with the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if the undersigned is a corporation, the corporation may transfer the Common Units to any wholly-owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such Common Units subject to the provisions of this Lock-up Agreement and there shall be no further transfer of such Common Units in accordance with this Lock-up Agreement, and provided further that any such transfer shall not involve a disposition for value. The undersigned now has, and, except as contemplated by clause (i), (ii), or (iii) above, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Common Units, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Partnership’s transfer agent and registrar against the transfer of the Undersigned’s Common Units except in compliance with the foregoing restrictions.
     It is understood that, if the Partnership notifies you that it does not intend to proceed with the Offering, if the Underwriting Agreement does not become effective, of if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Units, the undersigned will be released from his obligations under this Lock-Up Agreement.

     The undersigned understands that the Partnership and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

Very truly yours,

Exact Name of Unitholder

Authorized Signature

Title

Mailing Address and Facsimile Number

5. POST PRICING PROCEDURAL
INFORMATION (Do Not Discard)
After the pricing of the initial public offering of common units (“Units”) of Calumet Specialty Products Partners, L.P., your Raymond James financial advisor will attempt to contact you via the telephone number you have provided.
Once contacted, you will be informed of the Number of Units you received, the Price Per Unit, and your Raymond James Account Number. (Please note, your previously completed indication of interest is not a binding obligation. At the time you are contacted, you can either confirm to purchase all, part, or none of the Units that Calumet has allocated to you.)
You must confirm your intention to purchase the Units allocated to you, or a lesser amount, before the Units begin trading in the market after pricing of the offering. You may confirm your purchase by either telephone or e-mail at the contact information stated below.
[RJ FA Name]
[RJ FA Phone]
[RJ FA Email]
Payment in U.S. dollars is to be received 3 days after trade date. Payment may be made by either personal check or wire. Please write your Raymond James account number on all personal checks. Wiring and mailing instructions are as follows:

Wiring Instructions: OR	Check Payment Instructions:

Citibank, N.A.	Made payable to: Raymond James & Assoc.
111 Wall Street	Send to: Raymond James
New York, NY 10043	Attn: [RJ FA Name]
ABA# 021000089	[RJ FA Address 1]
Account Number: #40776559	[RJ FA Address 2]
For Credit to: Raymond James & Associates	Account Number :
Account Number :
*	If client is opening a new account in conjunction with this offering, the account number field above will be filled in by the Raymond James financial advisor once it is determined.
**	Please note that Raymond James can not pay out the proceeds from the sale of Units until the payment for the purchase has been received and cleared (6-8 days for out of state checks).
Contact info to assist you in the execution of all aftermarket trading:
     Raymond James & Associates
     [RJ FA Name] ([RJ FA Email])
     [RJ FA Address 1]
     [RJ FA Address 2]
     [RJ FA Phone]
     [RJ FA Fax]
Do not leave any sell or buy orders on the voicemail. A sell or buy order left on voicemail will not be accepted.

RAYMOND JAMES